September 24, 2025

Kraig T. Higginson
Chairman, Chief Executive Officer
Aspire Biopharma Holdings, Inc.
23150 Fashion Drive, Suite 232
Estero, FL 33928

       Re: Aspire Biopharma Holdings, Inc.
           Registration Statement on Form S-1
           Filed September 18, 2025
           File No. 333-290359
Dear Kraig T. Higginson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Arthur S. Marcus, Esq.